Exhibit 4(c) (xxxiii)

Smith & Nephew plc

Building 5, Croxley Park
Hatters Lane
Watford	T: + 44 (0)1923 477 100
Hertfordshire	F: + 44 (0)1923 477 101
WD18 8YE	www.smith-nephew.com

16 February 2022

Robin Freestone

C/o Smith & Nephew plc
Building 5, Croxley Park,

Hatters Lane

Watford

Hertfordshire
WD18 8YE

Dear Robin,

SMITH & NEPHEW plc (THE "COMPANY"): YOUR APPOINTMENT AS NON-EXECUTIVE DIRECTOR

Following the recommendation of the Nomination & Governance Committee, the Board of the Company (“the Board”) confirms that you will remain on the Board as a Non-Executive Director from 1 October 2022 for a further period of one year or until the 2023 Annual General Meeting.

This letter confirms the main terms of your appointment to this office. It is agreed that this is a contract for services and not a contract of employment.  You should be aware that your re-appointment will be subject to your re-appointment as a Director at the Annual General Meeting to be held on 13 April 2022 and is subject to the Company's articles of association as amended from time to time.  If there is a conflict between the terms of this letter and the articles of association then the articles shall prevail.

DUTIES

1.	You are already aware of how the Board is structured and what authorities are delegated to the Chief Executive Officer and his colleagues.
2.	The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board’s role is to:
(a)	provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
(b)	set the Company's strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; and
(c)	set the Company's values and standards and ensure that its obligations to its shareholders and others are understood and met.
3.	In your role as Non-Executive Director you are required (with the other Non-Executive Directors) to:

Registered No.324357 in England and Wales at the above address

(a)	constructively challenge and contribute to the development of strategy;
(b)	scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
(c)	satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and
(d)

have a prime role in appointing, and where necessary removing, senior management and in succession planning and where required by the relevant policy of the Company from time to time be responsible for determining appropriate levels of remuneration of executive directors.

(e)	exercise relevant powers under the Company's Articles of Association;
(f)	perform your duties faithfully, efficiently and diligently and use all reasonable endeavours to promote the interests and reputation of the Company;
(g)

serve on the various committees of the Board and attend wherever possible all meetings of such committees.  You are currently a member of Audit Committee, Nomination & Governance Committee, Remuneration Committee and act as the Board’s Senior Independent Director. You have been provided with the terms of reference of any committee you are appointed to upon your appointment to such committees, which are available from the Company Secretary;

(h)	attend all Annual General Meetings and other General Meetings of the Company;
(i)

attend all meetings of the Board, which normally meets at least six times a year, normally at Croxley Business Park, Watford WD18 8YE or by telephone (at least one to two meetings per year are held at one of the major divisions, and additional Board calls are held between physical meetings);

(j)	attend the Annual Strategy Review, which is usually held off-site in November;
(k)	consider all relevant papers in advance of each meeting in order to ensure that you can play a full part in the work of the Board and its committees;
(l)	bring independent judgement to bear on issues of strategy, policy, resources, performance and standards of conduct;
(m)	make yourself available (on reasonable notice) to provide ad hoc advice to individual directors of the Company. We do not envisage that this would take more than three days of your time a year;
(n)	provide guidance and direction in planning, developing and enhancing the future strategic direction of the Company;

(o)	share responsibility with the other directors for the effective control of the Company and with the other non-executive directors for the supervision of the executive directors;
(p)

comply with the EU Market Abuse Regulations (MAR) for securities transactions by directors of UK listed companies and with any code of conduct relating to securities transactions by directors and specified employees issued by the Company from time to time.

CONFIDENTIALITY

During the course of your duties you will have access to confidential information belonging to the Company and its subsidiary undertakings (including, but not limited to, details of suppliers, customers, margins, know-how, marketing and other relevant business information).  Unauthorised disclosure of this information could seriously damage the Company. You therefore undertake not to use or disclose such information save in pursuance of your duties or in accordance with any statutory obligation or court or similar order.

Your attention is drawn to the rules relating to the disclosure of price sensitive information.  You must not make any statement or do anything which may be a breach of these rules without prior clearance from the Company Secretary.

OUTSIDE INTERESTS

The agreement of the Chair should be sought before you accept any new outside interests which might affect the time you are able to devote to this appointment.

In accordance with the principles set out in The UK Corporate Governance Code you must inform the Company Secretary of any interests which you have, or acquire, which might reasonably be thought to jeopardise your independence from the Company.

During your appointment you must not take up any office or employment with, or have any interest in, any firm or company which is or may be in direct or indirect competition with the Company.

The Board has determined you to be independent, according to the provisions of The UK Corporate Governance Code.

INSURANCE

During your appointment you will be covered by the Company's directors' and officers' liability insurance on the terms in place from time to time.  Details of the policy are available from the Company Secretary.  The Company does not guarantee to maintain this insurance cover after the termination of your appointment, but you will continue to be covered by the policy or any replacement on the same basis as the rest of the Board.

A deed of indemnity will be put in place between you and the Company.

RE-APPOINTMENT

Your re-appointment will be from 1 October 2022 and is terminable at the will of the parties. However, it is envisaged that it will be for an initial period of 12 months from the date of appointment.  The continuation of your appointment depends upon satisfactory performance and re-election at the Annual General Meeting to be held on 13 April 2022 and at each Annual General Meeting.

All appointments and reappointments to the Board are, of course, subject to the Company's articles of association.  If you are not re-elected to your position as a director of the Company by the shareholders at any time and for any reason then this appointment shall terminate automatically and with immediate effect.

On termination of the appointment your only entitlement shall be to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date and you will be expected to return all company property. On termination of the appointment your only entitlement shall be to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date.

REMUNERATION

The fee is £69,500 per annum (subject to income tax and other statutory deductions) of which £6,500 will be delivered in shares. The shares will be purchased for you net of tax and statutory deductions in August each year. There is an additional allowance relating to inter-continental travel of £3,500 per trip. In addition, you receive a fee of £20,000 as Senior Independent Director. The Company reserves the right to adjust fees up or down to reflect exchange rate movements in accordance with our Remuneration Policy.

EXPENSES

The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are properly documented. Such expenses would include reasonable legal fees if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties. In such a situation, you are required to discuss the issue with the Chairman in advance.

INDEPENDENT PROFESSIONAL ADVICE

In some circumstances you may think that you need professional advice in the furtherance of your duties as a director. It may also be appropriate for you to seek advice from independent advisers at the Company's expense.  The Company will reimburse the full cost of any expenditure incurred.

DATA PROTECTION

DP Laws means all applicable data protection and privacy legislation, regulations and guidance as amended or replaced from time to time, including but not limited to the Data Protection Act 2018 (UK) and the General Data Protection Regulation (EU) 2016/679 of the European Parliament and of the Council.

The Company will process personal data (including sensitive personal data) about you, in order to manage the Company’s relationship with you and for the purposes of its business.  The Company’s “Data Privacy” intranet page provides further detail about how and why your personal data will be used. By entering into this agreement, you are deemed to have been notified about the purposes for, and manner in which, the Company will use your personal data. You agree to keep the Company informed of any changes to your personal data.

Notwithstanding that you are appointed as a Non-Executive Director, you agree that you have read and understood the Company’s policies, rules and procedures relating to the processing of personal data or otherwise relating to DP Laws (“DP Policies”) available on the Company’s “Data Privacy” intranet page, and that you will comply at all times with the DP Laws and DP Policies.

THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this agreement. No person other than the parties to this agreement shall have any rights under it and it will not be enforceable by any person other than the parties to it.

ENTIRE AGREEMENT

This agreement constitutes the entire and only agreement between you and the Company and shall be construed in accordance with English law.

Any previous agreement or arrangement between you and the Company or any Group company shall be deemed to have been terminated by mutual consent as from the commencement of this re-appointment, including but not limited to the appointment letters dated 29 July 2015, 3 February 2016, 8 February 2017, 21 March 2018, 19 February 2019 and 16 February 2021.

Please sign and return the enclosed copy of this letter to confirm your agreement to your re-appointment on the above terms.

I look forward to working with you in the future.

Yours sincerely

/s/ Susan Swabey

Susan Swabey

Company Secretary

I, Robin Freestone, agree to the above terms of re-appointment as Non-Executive Director of Smith & Nephew plc:

/s/ Robin Freestone

Name: Robin Freestone

Date: 16 February 2022